# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: J&J Snack Foods Corp, CIK 0000785956
CUSIP: 466032109
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 350 Fellowship Road, Mt. Laurel, New Jersey (NJ), NJ 08054
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001418333

## Reporting persons
- Macquarie Group Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Australia (C3); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 1,062,521 (5.46% of the class)
- Macquarie Management Holdings Inc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 1,062,521; shared voting power 0; sole dispositive power 1,062,521; shared dispositive power 0; aggregate amount beneficially owned 1,062,521 (5.46% of the class)
- Macquarie Investment Management Business Trust: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 1,062,521; shared voting power 0; sole dispositive power 1,062,521; shared dispositive power 0; aggregate amount beneficially owned 1,062,521 (5.46% of the class)

## Item 1. Issuer
Name of issuer: J&J Snack Foods Corp
Address of issuer's principal executive offices: 350 Fellowship Road, Mt. Laurel, NJ 08054

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Management Holdings Inc, and Macquarie Investment Management Business Trust.
Address of principal business office or, if none, residence: The principal business address of Macquarie Group Limited is Level 1, 1 Elizabeth Street, Sydney, New South Wales, Australia. The principal business address of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust is 610 Market Street, Philadelphia, PA 19106.
Citizenship: Macquarie Group Limited - Sydney, New South Wales, Australia Corporation. Macquarie Management Holdings Inc., Macquarie Investment Management Business Trust- incorporated or formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See responses on the cover page hereto
Percent of class: See responses on the cover page hereto
Sole power to vote or to direct the vote: See responses on the cover page hereto
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See responses on the cover page hereto
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Macquarie Group Limited: /s/ Philip Alexander, Philip Alexander / Associate Director (08/11/2025)
- Macquarie Group Limited: /s/ Charles Glorioso, Charles Glorioso / Division Director (08/11/2025)
- Macquarie Management Holdings Inc: /s/ Marty Wolin, Marty Wolin / Chief Compliance Officer (08/11/2025)
- Macquarie Investment Management Business Trust: /s/ Marty Wolin, Marty Wolin / Chief Compliance Officer (08/11/2025)